SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 10-Q

 /X/         QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                  For the quarterly period ended March 31, 1996

                                       OR

/ /         TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934
                 For the transition period from_________to______

                          Commission file number 1-5356


                     PENN ENGINEERING & MANUFACTURING CORP.
             (Exact name of registrant as specified in its charter)

              Delaware                              23-0951065
   (State or other jurisdiction of              (I.R.S. Employer
    incorporation or organization)             Identification No.)

P.O. Box 1000, Danboro, Pennsylvania                   18916
(Address of principal executive offices)             (Zip Code)


                                  (215)766-8853
              (Registrant's telephone number, including area code)


                                 Not Applicable
              (Former name, former address and former fiscal year,
                          if changed since last report)

Indicate by check mark whether the registrant (1) has filed all documents and reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes_X__ No___


Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the last practicable date: 1,707,082 shares of common stock, $1.00 par value, outstanding on May 5, 1996.

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                          PART 1. FINANCIAL INFORMATION
              PENN ENGINEERING & MANUFACTURING CORP. & SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                          ASSETS
                                                          ------
                                                       (unaudited)
CURRENT ASSETS                                        March 31, 1996           December 31, 1995
                                                      --------------           -----------------
   Cash and cash equivalents                             $3,402,245                $1,459,370
   Short-term investments                                 5,606,434                 5,987,981
   Accounts receivable-trade                             23,054,087                21,744,900
   Allowance for doubtful accounts                         (900,000)                 (900,000)
   Inventories (Note 2)                                  25,145,904                20,274,571
   Prepaid expenses                                       3,261,661                 2,556,893
   Deferred income taxes                                    961,031                   958,888
                                                            -------                   -------
      Total current assets                               60,531,362                52,082,603
                                                         ----------                ----------

PROPERTY
   Property, plant & equipment                           83,080,434                76,837,686
   Less accumulated depreciation                         35,852,266                34,896,199
                                                         ----------                ----------
       Property - net                                    47,228,168                41,941,487
                                                         ----------                ----------

OTHER ASSETS                                              2,186,000                 2,050,000
                                                          ---------                 ---------
                  TOTAL                                $109,945,530               $96,074,090
                                                       ============               ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Notes payable                                         $11,000,000               $1,500,000
   Accounts payable-trade                                  5,537,673                4,302,773
   Dividends payable                                         469,447
   Accrued expenses:
     Pension & profit sharing                              1,586,554                3,983,621
     Income taxes                                          1,772,866                  468,268
     Payroll & commissions                                 3,512,480                2,426,097
     Other                                                   700,474                  521,559
                                                             -------                  -------
      Total current liabilities                           24,579,494               13,202,318
                                                          ----------               ----------

ACCRUED PENSION COST                                       4,714,701                4,714,701
                                                           ---------                ---------

DEFERRED INCOME TAXES                                      2,284,058                2,066,179
                                                           ---------                ---------
STOCKHOLDERS' EQUITY  (See Note 3)
   Common stock                                            1,772,025                1,772,025
   Additional paid-in capital                                932,143                  932,143
   Retained earnings                                      77,304,324               74,904,584
   Unrealized (loss) on investments
     (net of tax)                                            (63,655)                 (60,303)
   Cumulative foreign currency translation
      adjustment                                            (625,603)                (505,600)
   Treasury stock                                           (951,957)                (951,957)
                                                             -------                  -------
      Total stockholders' equity                          78,367,277               76,090,892
                                                          ----------               ----------
         TOTAL                                          $109,945,530              $96,074,090
                                                        ============              ===========


See Notes to Condensed Consolidated Financial Statements

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              PENN ENGINEERING & MANUFACTURING CORP. & SUBSIDIARIES
        STATEMENTS OF CONDENSED CONSOLIDATED INCOME AND RETAINED EARNINGS



                                                                  THREE MONTHS ENDED
                                                         (unaudited)
                                                       March 31, 1996           March 31, 1995
                                                       --------------           --------------

REVENUES:
   Net sales                                             $39,028,866              $35,298,559
   Other income                                              135,712                  348,727
                                                             -------                  -------
                                                          39,164,578               35,647,286
                                                          ----------               ----------

COST AND EXPENSES:
   Cost of products sold                                  27,477,361               24,630,385
   Selling, general & administrative                       7,113,030                6,016,457
                                                           ---------                ---------
                                                          34,590,391               30,646,842
                                                          ----------               ----------

INCOME BEFORE INCOME TAXES                                 4,574,187                5,000,444

PROVISION FOR INCOME TAXES                                 1,705,000                1,977,000
                                                           ---------                ---------
NET INCOME                                                 2,869,187                3,023,444

RETAINED EARNINGS - BEGINNING                             74,904,584               64,520,460

CASH DIVIDEND                                               (469,447)                (469,447)
                                                             -------                  -------
RETAINED EARNINGS - ENDING                               $77,304,324              $67,074,457
                                                         ===========              ===========

INCOME PER SHARE - Historical
      Weighted average number of
        shares of common stock outstanding                 1,707,082                1,707,082

     Net income                                                $1.68                    $1.77
                                                               =====                    =====

INCOME PER SHARE - As adjusted for stock dividend
     Weighted average number of
        shares of common stock outstanding                 6,828,328                6,828,328

     Net income                                                $0.42                    $0.44
                                                               =====                    =====

CASH DIVIDEND PER SHARE
     Historical                                               $0.275                   $0.275
                                                              ======                   ======
     As adjusted for stock dividend                           $0.069                   $0.069
                                                              ======                   ======


See Notes to Condensed Consolidated Financial Statements

              PENN ENGINEERING & MANUFACTURING CORP. & SUBSIDIARIES
                 STATEMENTS OF CONDENSED CONSOLIDATED CASH FLOWS

                                                                          THREE MONTHS ENDED
                                                                          ------------------
                                                                              (unaudited)
                                                                 March 31,1996           March 31, 1995
                                                                 -------------           --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                       $2,869,187              $3,023,444
  Adjustments to reconcile net income to net
   cash provided by operating activities:
    Depreciation                                                    1,181,301               1,030,029
    Loss on disposal of property                                       27,296                   2,206
    Changes in assets and liabilities:
    (Increase) in receivables                                      (1,309,187)               (400,853)
    (Increase) in inventories                                      (4,871,333)               (672,821)
    (Increase) in prepaid expenses,etc.                              (704,768)                (78,072)
    (Increase) in deferred income taxes-current                        (2,143)                (48,889)
    (Increase) in other assets                                       (136,000)               (232,000)
    Increase in accounts payable                                    1,234,900               1,187,843
    Increase in accrued expenses                                      172,829               2,182,204
    Increase in accrued pension cost                                        0                 126,547
    Increase (decrease)in deferred income taxes-noncurrent            217,879                 (53,866)
                                                                    ---------               ---------
      Net cash provided (used) in operating activities             (1,320,039)              6,297,772
                                                                    ----------              ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Property additions                                               (6,517,784)             (2,932,551)
  Additions to available-for-sale & held-to-maturity
             investments                                             (828,948)             (7,353,526)
  Proceeds from disposal of available-for sale & held-to-
                  maturity investments                              1,205,000               1,998,574
  Proceeds from disposal of property                                    7,125                      55
                                                                    ---------                      --
      Net cash used in investing activities                        (6,134,607)             (8,287,448)
                                                                    ---------               ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net short-term borrowings                                        17,000,000
  Net short-term repayments                                        (7,500,000)
                                                                   ----------
      Net cash provided by financing activities                     9,500,000
                                                                   ----------
  Effect of exchange rate and investment reserve
             changes on cash                                         (102,479)                174,371
                                                                    ---------               ---------
     Net increase (decrease) in cash and cash equivalents           1,942,875              (1,815,305)
     Cash and cash equivalents at beginning of period               1,459,370               6,106,565
                                                                    ---------               ---------
     Cash and cash equivalents at end of period                    $3,402,245              $4,291,260
                                                                   ==========              ==========

SUPPLEMENTAL CASH FLOW DATA:
   Cash paid during the quarter for:
     Income taxes                                                    $180,850                $321,715
     Interest                                                          12,832                       0


See Notes to Condensed Consolidated Financial Statements

              PENN ENGINEERING & MANUFACTURING CORP. & SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 March 31, 1996

Note 1. Condensed Consolidated Financial Statements (Unaudited)
     The accompanying interim financial statements should be read in conjunction with the annual financial statements and notes thereto included in the Registrant's Annual Report. The information contained in this report is unaudited and subject to year-end audit and adjustment. In the opinion of management, all adjustments (which include only normal recurring adjustments) have been made which are necessary for a fair presentation of Registrant's consolidated financial position at March 31, 1996 and 1995 and the consolidated statements of income and cash flow for the three-month periods then ended. The results of operations for the three months ended March 31, 1996 are not necesarily indicative of the results of operations to be expected for the year ending December 31, 1996.

Note 2. Inventories
     Substantially all of Registrant's domestic fastener inventories are priced on the lower of last-in, first-out (LIFO) cost or market method. The remainder of the inventories are priced on the first-in, first-out (FIFO) method, at the lower of cost or market.

        Inventories are as follows:

                              (unauditd)
                           March 31, 1996        December 31, 1995
                           --------------        -----------------

Raw material                  $4,806,178             $4,569,522
Tooling                        3,850,530              3,610,307
Work-in-process                7,970,213              6,511,667
Finished goods                 8,518,983              5,583,075
                             -----------            -----------
TOTAL                        $25,145,904            $20,274,571
                             ===========            ===========


     If the FIFO method of inventory valuation had been used for all inventories by Registrant, inventories would have been $8,334,201 and $8,027,875 higher than reported at March 31, 1996 and December 31, 1995, respectively, and net income would have been $192,000 and $55,000 higher than reported for the three months ended March 31, 1996 and 1995 respectively. Included in other assets is long-term tooling inventory totaling $2,186,000 and $2,050,000 at March 31, 1996 and December 31, 1995, respectively.


Note 3. Reclassification
     On April 17, 1996, the Board of Directors authorized a reclassification of the Company's existing common stock whereby each share of existing $1.00 par value voting common stock will be exchanged for one share of new $.01 par value Class A voting common stock (the "Stock Reclassification"). Immediately after the Stock Reclassification, the Board authorized a 4-for-1 stock split, effected in the form of a stock dividend, payable in shares of $.01 par value non-voting common stock to shareholders of record on May 3, 1996 (the "Stock Dividend"). On the contemplated effective date of May 23, 1996, the change in par value of the Class A common stock as a result of the Stock Reclassification will result in the transfer of $1,754,305 from Class A common stock to additional paid In capital, and the Stock Dividend will result in the issuance of 5,316,075 new common shares and in the transfer of $53,161 from retained earnings to common stock. Accordingly, all references in the quarterly financial statements to average numbers of shares outstanding and per share amounts have been stated at their historical amounts as well as adjusted to give effect to the Stock Reclasssification and Stock Dividend.

              PENN ENGINEERING & MANUFACTURING CORP. & SUBSIDIARIES
                                 March 31, 1996

                          MANAGEMENT'S ANALYSIS OF THE
                           QUARTERLY INCOME STATEMENT
                             AND FINANCIAL CONDITION

Quarter Ended:  March  31, 1996 vs. March  31, 1995
   Consolidated net sales for the quarter ended March 31, 1996 were $39.0 million, versus $35.3 million for the quarter ended March 31, 1995, a 10.5% increase. Sales to customers outside the United States for the quarter ended March 31, 1996 were $9.8 million, versus $9.6 million for the quarter ended March 31, 1995, a 2.1% increase.

   Net sales for the fastener operation for the quarter ended March 31, 1996 were $31.5 million, versus $28.3 million for the the quarter ended March 31, 1995, an 11.3% increase. The number of fastener units shipped within North America (including Canada) increased approximately 19.6% from the first quarter of 1995 to the first quarter of 1996, and represented approximately 70.9% of total fasteners shipped in the first quarter of 1996. The number of fastener shipments to Europe increased approximately 22.3% from the first quarter of 1995 compared to the first quarter of 1996, while the number of units shipped to the Asia-Pacific region decreased 18.9% from the first quarter of 1995 to the first quarter of 1996. The continued strong demand for personal computers as well as other electronic equipment, which accounted for approximately 84% of fastener sales in the first quarters of 1995 and 1996, were the main cause of the increased shipment volume in North America and Europe. However, this was offset by the decline in the Asia-Pacific region, which was caused by high retail personal computer inventory levels resulting from a 1995 sales surge after the release of "Windows 95" . Unsold computer and peripherals inventory at the end of 1995 caused a temporary slowdown in fastener requirements in the first quarter of 1996. Average selling price for fasteners shipped in the first quarter of 1996 decreased approximately 5.3% compared to the first quarter of 1995 because of a short-term change in product mix toward lower margin fasteners.

     Net sales of the motor operation for the first quarter of 1996 were $7.6 million, versus $7.0 million for the first quarter of 1995, an 8.0% increase. The number of motors sold increased approximately 12.7% from the first quarter of 1995 to the first quarter of 1996 while the average selling price declined 3.6% as a result of a temporary change in product mix toward lower margin motors.

     Consolidated gross margin for the first quarter of 1996 was $11.6 million, versus $10.7 million for the first quarter of 1995, an 8.3% increase. Fastener gross margin increased 8.3% from the first quarter of 1995 to the first quarter of 1996 as a result of the increased number of units sold without a proportionate increase in cost. As a percent of sales, however, fastener gross margin decreased from 31.1% in the first quarter of 1995 to 30.3% in the first quarter of 1996 because cost increases incurred for raw material, outside screw machine services, and tooling were not fully offset by price increases, production efficiencies, and cost containment. It is anticipated a price increase, effective April 1, 1996, will partially offset these cost increases for the remainder of 1996. Motor gross margin increased approximately 8.0% from the first quarter of 1995 to the first quarter of 1996 and remained constant at 26.5% of sales in both quarters.

     Selling, general, and administrative expenses ("SG&A") for the first quarter of 1996 were $7.1 million, versus $6.0 million recorded for the first quarter of 1995, an 18.2% increase. SG&A, as a percent of sales, increased from 17.0% in the first quarter of 1995 to 18.2% in the first quarter of 1996. Additional SG&A staff, wage increases for current staff, and the establishment of a Singapore distribution center all contributed to the increased SG&A expense.

     Consolidated net income for the first quarter of 1996 was $2.9 million, versus $3.0 million for the first quarter of 1995. Other income decreased 61.1% as a result of decreased investment income. This decrease as well as the increased cost of SG&A expenses were partially offset by a Pennsylvania income tax rate reduction that lowered the effective tax rate from 39.5% in 1995 to 37.3% in 1996.

              PENN ENGINEERING & MANUFACTURING CORP. & SUBSIDIARIES
                                 March 31, 1996

                          MANAGEMENT'S ANALYSIS OF THE
                           QUARTERLY INCOME STATEMENT
                             AND FINANCIAL CONDITION



Liquidity and Capital Resources
     Liquidity needs for the quarter ended March 31, 1996 were primarily for the acquisition of approximately $3.0 million of finished goods inventory and other assets purchased from the Company's distributor in Singapore and for $6.5 million of capital expenditures including the construction of a 43,000 square foot addition to the Company's Danboro facility which is nearing completion. Short-term borrowings increased $9.5 million to finance the above expenditures. As a result of this, working capital decreased from $38.9 million at December 31, 1995 to $36.0 million at March 31, 1996. Cash and short-term investments increased approximately 21.0% from $7.4 million at December 31, 1995 to $9.0 million at March 31, 1996 as internally generated funds continued to finance current working capital needs.

     On a historical basis, stockholders' equity per share increased from $44.58 at December 31, 1995 to $45.91 at March 31, 1996.

                            PART II OTHER INFORMATION



Item 1. Legal Proceedings
     Reference is made to Part 1, Item 3 of Registrant's Form 10-K Annual Report for the year ended December 31, 1995.


Item 2. Changes in Securities
     Not Applicable


Item 3. Defaults upon Senior Securities
     Not Applicable


Item 4. Submission of Matters to a Vote of Security Holders
     Not Applicable

Item 5. Other Information
     On May 22, 1996, the Company intends to file an amendment to its Certificate of Incorporation (the "Amendment") with the Delaware Secretary of State, which will (i) increase the number of authorized shares of Capital Stock of the Company from 3,000,000 shares to 23,000,000 shares, consisting of 20,000,000 shares of Common Stock and 3,000,000 shares of Class A Common Stock,
(ii) reclassify the Prior Common Stock as Class A Common Stock, (iii) authorize a new class of non-voting capital stock designated as Common Stock, and (iv) establish the rights, powers, and limitations of the Common Stock and the Class A Common Stock. In addition, the Board of Directors declared a dividend of three shares of the new non-voting Common Stock for each share of the Company's issued Common Stock held of record on May 3, 1996. The Stock Dividend will have the same effect on the total number of shares of Capital Stock outstanding as a four-for-one stock split. Each of these actions is subject to approval by stockholders at the Company's annual meeting of stockholders on May 22, 1996. It is anticipated that the distribution of the shares of the new non-voting Common Stock will be made on May 23, 1996.

Item 6. Exhibits and Reports on Form 8-K
     a) Exhibits:
        None
     b) Reports on Form 8-K
        None

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




                                        Penn Engineering & Manufacturing Corp.


Dated:     May 14, 1996                          By: /s/ Kenneth A. Swanstrom
                                                    ---------------------------
                                                    Kenneth A. Swanstrom
                                                    Chairman/CEO/President




Dated:     May 14, 1996                          By: /s/ Mark W. Simon
                                                    ---------------------------
                                                    Mark W. Simon
                                                    Vice President -- Finance

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